Exhibit 99.6

Red White & Bloom Acquires Florida Operations from Acreage Holdings

-Florida has one of the most robust medical markets in the US with cannabis revenue of over US$1.2 billion in 20201-

-Limited License State with 22 licensed operators, of which only 16 are selling product in the state –

-Acquisition includes 8 leased locations and ownership of 113,000 square feet facility for cultivation and processing situated on 15 acres of land-

-Once closed, and coupled with current pending acqusitions2, RWB will be operating in, or have brands available in, 6 of the top 10 states in the US measured by cannabis revenue with sales in 2020 exceeding $8.8B.1 -

TORONTO, Ontario, February 25, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (http://www.redwhitebloom.com/) (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”), today announced that it has entered into a definitive agreement with HSCP, LLC (the seller” a subsidiary of Acreage Holdings Inc. (“Acreage”) (CSE: ACRG.A.U, ACRG.B.U) (OTCQX: ACRDF, ACRHF), pursuant to which a newly incorporated subsidiary of the Company, RWB Florida LLC will purchase all of the issued and outstanding shares of common stock of Acreage Florida, Inc. (“Acreage Florida”) from the Seller. The Company will also acquire certain owned and leased real estate assets used in Acreage Florida’s operations

Acreage Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida.  The deal also includes the sale of property in Sanderson, Florida that includes over 15 acres of land and has an 113,546 SF facility for cultivation and a 4,360 SF freestanding administrative office building. In addition, Acreage Florida has 8 leased stores in prime locations throughout the state.

RWB intends to immediately introduce its award winning Platinum Vape (https://houseofplatinum.com/) brands as well as leverage the previously announced (https://ir.redwhitebloom.com/news-events/press-releases/detail/43/red-white-bloom-brands-closes-agreement-with-high-times)rights to High Times® branded products at both the RWB store level and throughout the State of Florida following the closing of this acquisition.

Brad Rogers, Chief Executive Officer of RWB, stated “Our core strategy has always been to focus on a limited number of markets within which to operate at scale, and Florida has always been one of those targeted markets. Today we have our path to entry into the third largest market by revenue in the US and are excited with what we can do with the brands we have amassed as well as the skill to execute on our vision.”

When coupled with the Company’s recently announced acquisition in Illinois, this transaction further expands the Company’s representation in States with limited cannabis licenses. Upon closing of existing definitive agreements, RWB will have a presence through licensed operations and/or the licensing of its brands in 6 States.

Footprint

California
- 1 processor license
- 12 product lines & 44 SKU's
- Platinum distributed in 300 dispensaries

Arizona
- 9 platinum SKU's in 15 dispensaries launching Q1/ Q2 2021

Oklahoma
- 12 platinum SKU's in 175 dispensaries

Michigan
- $90 million invested in vertical cannabis operator
- Platinum & High Times products carried in 150+ dispensaries throughout State

Massachusetts
- 2 cultivation licenses
- 1 processing licence
- 2.8 acres wholly owned

Illinois§
- 3,600,000 sq.ft. automated greenhouse cultivating premium CBD
- 220,000 sq.ft cannabis cultivation, processing & distribution licence
- Platinum & High Times THC products to launch wholesale in q1 2021

Florida
- Signed definitive agreement to acquire 1 of 22 vertical licences
- 1 open dispensary and 7 additional leases in prime locations
- 113,000 sq.ft cultivation facility
- Platinum vape & HighTimes branded product to launch at closing

Footnotes:

§ Illinois – signed definitive agreement, closing q1 2021

Deal Terms

Aggregate Purchase Price: US $60,000,000 in cash, stock, and other cash considerations including:

•An up-front cash payment of US$5,000,000 upon execution of the definitive agreement

•An additional US $20,000,000 in cash, US $7,000,000 in the Company’s common stock (subject to certain sale restrictions and voluntary leak outs), and US $28,000,000 in vendor take back promissory notes (comprised of a US $10,000,000 7 month note and a US $18,000,000 13 month note) upon closing the transaction.

The transaction is subject to a number of closing conditions that are customary with a transaction of this nature, including regulatory approvals and approval of the CSE. RWB anticipates closing the transaction during the second quarter of 2021. There is a finder’s fee payable to an arm’s length party at closing. Additional details shall be provided at closing and in the Company’s filings on Sedar.

1 Source: Leafly (https://leafly-cms-production.imgix.net/wp-content/uploads/2021/02/13180206/Leafly-JobsReport-2021-v14.pdf)

2 Based on previously announced definitive agreements to acquire operating cannabis assets in Illinois and launch of Platinum Vape in Arizona. States with Brands: Michigan, Oklahoma, Arizona. States operating including pending acquisitions: California, Illinois & Florida

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Illinois, California, Michigan, Oklahoma and Arizona with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Acreage Florida acquisition the Illinois acquisition and the PharmaCo acquisition.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.